Exhbit 99.1
FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company Brascan Power Inc. BCE Place, 181 Bay Street Suite 300, P.O. Box 762 Toronto, Ontario M5J 2T3

Item 2	Date of Material Change December 16, 2004

Item 3	News Release A press release was issued on December 10, 2004

Item 4
Summary of Material Change

New Issue Offering by way of Private Placement of Brascan Power Corporation, a wholly owned subsidiary, of the Company, of $400,000,000 Aggregate Principal Amount of 4.65% Unsecured Debentures, Series 1 due December 16, 2009 and $100,000,000 Aggregate Principal Amount of Floating Rate Unsecured Debentures, Series 2 due December 18, 2006. The Company has unconditionally guaranteed the Debentures as to principal, premium and interest.

Item 5
Full Description of Material Change

New Issue Offering by way of Private Placement of Brascan Power Corporation of $400,000,000 Aggregate Principal Amount of 4.65% Unsecured Debentures, Series 1 due December 16, 2009 and $100,000,000 Aggregate Principal Amount of Floating Rate Unsecured Debentures, Series 2 due December 18, 2006.

The Debentures are unconditionally guaranteed as to principal, premium and interest by the Company. The guarantee ranks equally and ratably with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. Upon the fulfillment of certain conditions, the guarantee will terminate and be of no further force and effect.

The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the estimated expenses of the Offering, were $496 million. Brascan Power Corporation loaned the Company the net proceeds of the Offering pursuant to interest bearing demand notes. The Company will use the proceeds to repay US$375 million of the Company’s corporate term debentures, a portion of which matured in August 2004 with the balance maturing in March 2005, and the remainder will be used for general corporate purposes.

The Offering closed on December 16, 2004.

Item 6	Reliance on subsection 7.1(2) of (3) of National Instrument 51-102 Not applicable

Item 7	Omitted Information No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer For further information please contact Donald Tremblay, Senior Vice-President and Chief Financial Officer, at (819) 561-8689.

Item 9	Date of Report December 21, 2004